UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-PX

ANNUAL REPORT OF PROXY VOTING RECORD OF REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number: (811-05037)

Professionally Managed Portfolios
_____
(Exact name of registrant as specified in charter)

615 East Michigan Street
Milwaukee, WI 53202
_____
(Address of principal executive offices) (Zip code)

Elaine E. Richards
Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 E. Financial Way, Suite 100
Glendora, CA 91741_____
(Name and address of agent for service)

Registrant's telephone number, including area code: (626) 914-7363

Date of fiscal year end: 3/31

Date of reporting period: 6/30/2019

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) Professionally Managed Portfolios

By (Signature and Title)* _Elaine E. Richards_
                                  Elaine E. Richards
                                  President/Principal Executive Officer

Date August 27, 2019
* Print the name and title of each signing officer under his or her signature.